UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 *

Groupon, Inc.

(Name of Issuer)

Common Stock, par value US$0.0001 per share

(Title of Class of Securities)

399473107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107

1.	Names of Reporting Persons Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,972,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 32,972,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,972,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.	Percent of Class Represented by Amount in Row (9) 5.7%(1)

12.	Type of Reporting Person (See Instructions) CO

(1)         The percentage is based on 571,162,037 shares of Class A Common Stock and 2,399,976 shares of Class B Common Stock issued and outstanding as of October 24, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2016. The Class A Common Stock and Class B Common Stock were automatically converted into a single class of Common Stock on October 31, 2016, as reported in the Issuer’s Form 8-K filed with the SEC on October 31, 2016.

CUSIP No. 399473107

1.	Names of Reporting Persons Alibaba Group Treasury Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,972,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 32,972,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,972,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.	Percent of Class Represented by Amount in Row (9) 5.7%(1)

12.	Type of Reporting Person (See Instructions) CO

(1)   The percentage is based on 571,162,037 shares of Class A Common Stock and 2,399,976 shares of Class B Common Stock issued and outstanding as of October 24, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on October 27, 2016. The Class A Common Stock and Class B Common Stock were automatically converted into a single class of Common Stock on October 31, 2016, as reported in the Issuer’s Form 8-K filed with the SEC on October 31, 2016.

CUSIP No. 399473107

1.	Names of Reporting Persons Des Voeux Investment Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,972,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 32,972,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,972,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.	Percent of Class Represented by Amount in Row (9) 5.7%(1)

12.	Type of Reporting Person (See Instructions) CO

(1)   The percentage is based on 571,162,037 shares of Class A Common Stock and 2,399,976 shares of Class B Common Stock issued and outstanding as of October 24, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on October 27, 2016. The Class A Common Stock and Class B Common Stock were automatically converted into a single class of Common Stock on October 31, 2016, as reported in the Issuer’s Form 8-K filed with the SEC on October 31, 2016.

CUSIP No. 399473107

Item 1.
	(a)	Name of Issuer Groupon, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 600 West Chicago Avenue, Suite 400 Chicago, Illinois

Item 2.
	(a)	Name of Person Filing This schedule is filed by and on behalf of:
		1	Alibaba Group Holding Limited
		2	Alibaba Group Treasury Limited
		3	Des Voeux Investment Company Limited
	(b)	Address of the Principal Office or, if none, Residence
		1	Alibaba Group Holding Limited	c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
		2	Alibaba Group Treasury Limited	c/o Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
		3	Des Voeux Investment Company	c/o Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
	(c)	Citizenship
		1	Alibaba Group Holding Limited	Cayman Islands
		2	Alibaba Group Treasury Limited	British Virgin Islands
		3	Des Voeux Investment Company	British Virgin Islands
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 399473107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 399473107
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct the vote(2)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Alibaba Group Holding Limited	32,972,000	5.7%	32,972,000	0	32,972,000	0
Alibaba Group Treasury Limited	32,972,000	5.7%	32,972,000	0	32,972,000	0
Des Voeux Investment Company Limited	32,972,000	5.7%	32,972,000	0	32,972,000	0

(1)   Des Voeux Investment Company Limited is the record holder of 32,972,000 shares of Common Stock of the Issuer and is a wholly owned subsidiary of Alibaba Group Treasury Limited, which is a wholly owned subsidiary of Alibaba Group Holding Limited. Accordingly, Alibaba Group Treasury Limited and Alibaba Group Holding Limited may be deemed to beneficially own the securities directly held by Des Voeux Investment Company Limited.

(2)   The percentage is based on 571,162,037 shares of Class A Common Stock and 2,399,976 shares of Class B Common Stock issued and outstanding as of October 24, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on October 27, 2016. The Class A Common Stock and Class B Common Stock were automatically converted into a single class of Common Stock on October 31, 2016, as reported in the Issuer’s Form 8-K filed with the SEC on October 31, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. 399473107

Item 10.	Certification.
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: General Counsel and Secretary

ALIBABA GROUP TREASURY LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

DES VOEUX INVESTMENT COMPANY LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

EXHIBIT INDEX

Exhibit No.
99.1	Agreement pursuant to 13d-1(k) by and among Alibaba Group Holding Limited, Alibaba Group Treasury Limited and Des Voeux Investment Company Limited.